

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 30, 2017

Chadwick Sahley
Chief Executive Officer
New Media Trader, Inc.
31563 Lindero Canyon Road, Unit 2
Westlake Village, California 91361

>   **Re: New Media Trader, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed January 19, 2017**
>   **File No. 024-10655**

Dear Mr. Sahley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated January 4, 2017.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution

Conversion of Convertible Notes Payable, page 16

1.   On page 4 you refer to the conversion of the Notes upon maturity at a conversion price equal to the quotient of (a) in the case of $499,167 in principal amount of the notes, $4.0 million and (b) in the case of $1,238,000 in principal amount of the notes, $8.0 million, divided by the aggregate number of shares of your common stock outstanding at such time. However, your revised disclosures on page 16 refer only to a quotient based on $4.0 million for all Notes outstanding. Please clarify this apparent inconsistency or revise your disclosures accordingly.

2.   Revise to disclose whether the $250,000 and $9,167 of Notes that matured on January 5 and January 23, 2017, respectively, were paid in full, remain outstanding with interest continuing to accrue, or were converted into shares of common stock. To the extent such

Notes were converted, disclose the number of shares of common stock that were issued upon conversion.

Compensation of Directors and Executive Officers, page 32

3.   We note your revised executive compensation disclosure in response to prior comment 5. Please revise the total compensation column in the chart on page 32 to reflect all of the cash and equity compensation awarded to your named executive officers. Also revise the "2016 Other compensation" column to reflect the dollar amount of the equity awards rather than the number of common stock that was awarded.

Notes to Unaudited Condensed Financial Statements

Note 3. Subsequent Events, page F-8

4.   Please tell us the amount of 2016 Notes issued since June 30, 2016 and clarify the disclosures in the various subsequent event footnotes. In this regard, you refer to subsequent events that were evaluated through September 16, 2016 on page F-8 and state that as of the issuance of these financial statements, a total of $575,000 of 2016 Notes were issued. On page F-26, you indicate that subsequent events were evaluated through September 29, 2016 and as of the issuance of these financial statements, a total of $498,000 2016 Notes were issued.   You also refer to the issuance of $290,000 2016 Notes after September 29, 2016. It is unclear from your disclosures what Notes were issued after the latest balance sheet dates, when they were issued and the amounts currently outstanding.

Exhibits

5.   The exhibit list indicates that the Form of subscription agreement, voting agreement, opinion as to validity of securities, and testing the waters materials will be filed by amendment. Please file these exhibits with your next amendment. We also note that there is no reference to the voting agreement in the offering statement. Please revise your disclosures to provide a brief description.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Derby at (202) 551-3334 or me at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Mark Hiraide, Esq.
       Mitchell Silberberg & Krupp LLP